Filed by Cal Dive International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Horizon Offshore, Inc.
Subject Company’s Commission File No.: 001-16857
Cautionary Statement on Forward-Looking Statements
Certain statements made herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “should,” “want,” “will,” “look forward to” and similar expressions are intended to identify forward-looking statements. The expectations set forth in this filing regarding accretion, expansion, achievement of annual savings and synergies, achievement of strong cash flow, sufficiency of cash flow to fund capital expenditures, achievement of debt reduction targets and the proposed merger of Horizon into a wholly owned subsidiary of Cal Dive are only the parties’ expectations regarding these matters. Actual future results may differ materially due to a variety of factors, including changes in the level of offshore exploration, development and production activity in the oil and natural gas industry, our inability to obtain contracts with favorable pricing terms if there is a downturn in our business cycle, intense competition in our industry, the operational risks inherent in our business, and other risks detailed in Cal Dive’s and Horizon’s respective filings with the Securities and Exchange Commission, copies of which may be obtained free of charge from the SEC’s website at www.sec.gov, or each company’s respective website, at www.caldive.com or www.horizonoffshore.com. Risks with respect to the combination of Cal Dive and Horizon include the risk that we will not be able to close the transaction, as well as difficulties in the integration of the operations and personnel of Horizon, diversion of management’s attention away from other business concerns, and the assumption of any undisclosed or other liabilities of Horizon. Each of Cal Dive and Horizon expects to incur substantial transaction and merger related costs associated with completing the transaction, obtaining regulatory approvals, combining the operations of the two companies and achieving desired synergies. Additional unanticipated costs may be incurred in the integration of the businesses. Expected benefits of the merger may not be achieved in the near term, or at all. Cal Dive will have a significant amount of additional debt if the merger is consummated.
Additional Information
This document may be deemed to be soliciting material relating to the proposed merger transaction between Cal Dive and Horizon. In connection with the proposed merger, Cal Dive will file a Registration Statement on Form S-4, Horizon will file a proxy statement, and Cal Dive will file an information statement and both companies will file other relevant documents concerning the proposed merger with the SEC. Investors and securities holders of both companies are urged to read the Form S-4, proxy statement and information statement when they become available because those documents will contain important information about the proposed merger. The definitive proxy statement will be mailed to Horizon stockholders, and the definitive information statement will be mailed to Cal Dive stockholders. Investors and security holders may obtain a copy of such documents free of charge from the SEC’s website at www.sec.gov. Copies of such documents may also be obtained free of charge from Cal Dive’s website at www.caldive.com and Horizon’s website at www.horizonoffshore.com.
Participants in the Solicitation
Cal Dive, Horizon and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the proxy statement and information statement referred to above. Additional information regarding the directors and executive officers of Horizon is also included in Horizon’s proxy statement (Form DEF 14A) for the 2007 annual meeting of Horizon’s shareholders, which was filed with the SEC on April 24, 2007. This document is available free of charge at the SEC’s website www.sec.gov and by contacting Investor Relations at investorrelations@horizonoffshore.com. Additional information regarding the directors and executive officers of Cal Dive is also included in Cal Dive’s proxy statement (Form DEF 14A) for the 2007 annual meeting of Cal Dive’s shareholders, which was filed with the SEC on April 9, 2007. This document is available free of charge at the SEC’s website www.sec.gov and by contacting Cal Dive at 400 North Sam Houston Pkwy. East, Houston, TX 77060, Attention: Investor Relations.
The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:
•	Transcript of Cal Dive International Conference Call held on June 12, 2007.

Transcript of Conference Call
Cal Dive International, Inc.
June 12, 2007
Operator
Good day, ladies and gentlemen, and welcome to the Cal Dive International Conference Call To Announce Acquisition of Horizon Offshore. My name is Lisa and I’ll be your coordinator today.
At this time, all participants are in listen only mode. We will conduct a question and answer session toward the end of this conference. If at any time during the call you require assistance, please key star, followed by zero and a coordinator will be happy to assist you.
I would now like to turn the call over to Mr. Quinn Hebert, President and Chief Executive Officer. Please proceed, sir.
Quinn Hebert — Cal Dive International — President and CEO
Thank you and good morning, everyone. This is Quinn Hebert, Cal Dive’s President and CEO. Welcome to our call to announce the acquisition of Horizon Offshore.
With me this morning is Scotty Naughton, our Chief Operating Officer, Lisa Buchanan, our General Counsel, Kregg Lunsford, our Chief Financial Officer, and Brent Smith, our IR Director. Also today, we have a special guest, Mr. David Sharp, the President and CEO of Horizon.
On today’s call, David and I will open up with some brief opening remark. Then, Kregg, Scotty and I will run through the investor presentation. I’ll have some concluding remarks. And then, we’ll open up the phone lines for a Q&A session. But, first, we have an important message from our General Counsel.
Lisa Buchanan — Cal Dive International — General Counsel
Thank you, Quinn. This conference call includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which represent Cal Dive’s expectations and beliefs concerning future events that involve risks and uncertainties that could cause actual results to differ materially from those currently anticipated.
For information concerning factors that could cause our actual results to differ, we refer you to the risk factors described in our 2006 Form 10K on file with the Securities and Exchange Commission. For a description of the particular risks with respect to the culmination of Cal Dive and Horizon, we refer you to our press release announcing this transaction.
This call also includes certain non-GAAP financial measures. For a reconciliation of the non-GAAP financial measures to their most directly comparable GAAP financial measures, we refer you to the presentation slides for this call.
Quinn Hebert — Cal Dive International — President and CEO
Okay, Lisa, thanks. As our press release states, we are very excited about this transaction. This transaction really represents a whole lot of work going on both sides of the transaction. We believe the transaction economics represent a full and fair price for Horizon Offshore.

We’ve been working for and with Horizon for many years. We know each other very well. There’s a lot of talent at Horizon. The people there are really good. We look forward to them joining the Cal Dive family.
We’ll talk a little bit in detail in their strategic reasons for the combination. But, it makes a lot of sense for us at this time to pursue the strategy. I look forward to having David Sharp and John Mills join the Cal Dive Board of Directors and to continue to participate in the industry.
I’ll let David make a few opening remarks. David?
David Sharp — Horizon Offshore — President and CEO
Thank you, Quinn. The Horizon relationship with Cal Dive goes back many years and a merger of this type has always made a lot of sense, both financially and operationally. As you know, the vessels and people in each Company are complimentary and there’s very little duplication. This will provide more opportunities for us both domestically and internationally.
For the combined organizations, as we move forward, I believe our people are our greatest assets and believe that they’ll be best utilized in this merger with Cal Dive. Both our people and our assets, as Quinn said, have worked together for many years and I am excited about the opportunities of the combined companies and look forward to joining the Cal Dive Board.
We believe this transaction provides our shareholder the opportunity to realize both immediate value through the cash consideration and the potential of continuing to participate in a larger organization with greater economies of scale and the diverse resources needed for the sustained success in our industry.
Cal Dive’s a Company we know very well through our longstanding business relationship and we believe that our employees will benefit greatly from the strong cultural fit.
I’ll turn the call back over to Quinn. Thanks.
Quinn Hebert — Cal Dive International — President and CEO
All right. Good. David and I will both be available for questions at the end of the call. I’d like to now turn to slide six. And Kregg Lunsford will go through the nuts and bolts of the transaction.
Kregg Lunsford — Cal Dive International — CFO
Thanks, Quinn, and good morning, everyone. As you guys know, we have offered .625 shares of Cal Dive common stock at $9.25 in cash per Horizon share outstanding. This results in an approximate transaction value of $650 million including $22 million of net debt from Horizon.
As a result, 52% of the purchase consideration is in stock based on current Cal Dive pricing. The other 48% — cash. And this does qualify as a tax free reorganization.
On a pro forma basis, Cal Dive shareholders will own 80% of the combined Company with Horizon shareholders owning the remaining 20%. The cash component of this transaction is going to be funded by our 375 million senior secured term loan and existing cash. We will also have a $300 million revolving credit facility in place post-transaction.

Also, post-transaction, as Quinn alluded to, we will have two Horizon Board members joining Cal Dive’s existing six Board members for a total Board of eight. We expect this transaction to close late in the third quarter. And it is subject to standard regulatory approvals, including [inaudible], as well as Horizon shareholder approval.
Quinn, I’ll hand it back to you.
Quinn Hebert — Cal Dive International — President and CEO
Okay. If we turn to slide seven, we’ll just review some of the real compelling strategic reasons for this transaction. I mean, first, we’re adding complimentary assets to the Cal Dive fleet. Horizon has nine barges and vessels. That’ll bring our total fleet to 35. Scotty will talk a little bit more in detail about their capabilities.
This really creates a strong player to offer the full services to offer construction and salvage markets. We now will have derrick barges, one of the world’s best pipebury dedicated barges and additional capabilities in the trunk line market that we don’t have. And so, that’ s a complimentary acquisition that really take us to another level.
With those assets, we have those expanded operating capability that we believe will generate significant revenue opportunities for us. There’ll be projects that, frankly, neither one of us could have done on our own. But, with the combined fleet, we’ll be able to pursue those projects.
We’ll also see some additional synergies that we think can be achieved by the combination of the Companies through cost savings. And those will naturally come through our income statement.
On the geographic diversification front, we’re really excited about this. We really provide ourselves immediately in places where Horizon has a permanent presence, places like Mexico, which we’ve been monitoring. It’s too big to ignore. Horizon’s been there for a few years. They have a track record there. Places like Malaysia where they see Horizon’s working.
This newer platform is going to allow us to accelerate our international expansion in those countries that we’ve identified for expansion. And with the larger fleet, we’ll be able to pursue larger projects, both domestically and overseas.
With this acquisition, it gives us some critical mass. We now have 35 ships. We think this achieves the fleet expansion the most effectively compared to new builds. With new builds, we’ll have to wait a few years, departures won’t be crude. With this acquisition, we’ll welcome the Horizon employees to the family. And so, we’ll have the barges crude with the staff, ready to go to work.
And with this diverse and more capable fleet than what we have now, we really feel like we can respond quicker to our customer by providing them with integrated solutions where right now, Horizon doesn’t have diving. We provide the diving component. We don’t have a derrick barge. They provide the derrick barge component. So, we really feel confident about that approach to the marketplace.
And additionally, on the financial benefit side, we expect this transaction to be accretive to 2008 earnings and cash flow per share, even without the identified synergies that we’ll touch on later. We believe the financing structure really maintains flexibility, both the term loan and the revolver or pre-payable. And if you look at the ratios, the debt to LTM EBITDA is 1.6 times, which we feel very comfortable with.

If you turn to slide eight, whenever we look at an acquisition — we’ve been buying companies now throughout our history — most recently, in the last two years, we acquired three companies — two domestic, one international. The Acergy acquisition was real big, comparable to this asset. This acquisition — we acquired nine assets, added hundreds of employees. So, we feel like we have a pretty successful integration track record.
Whenever we look at an acquisition, we focus on three primary things. Number one, it has to be a strategic fit. We’re not going to create a strategy to go out and justify buying something. Our strategy’s been to grow our business and add complimentary assets. So, Horizon, we checked the box on that one.
Number two, we look at price and value. And we really feel like we’re paying a full and fair price for Horizon, but we also think it’s a good value for both shareholders. So, we checked that box.
And then, number three is integration. Sometimes, the first two things are easy to agree on. But, you really have to get the integration and cultural fit right. And because we’ve worked with Horizon for so many years and we know each other pretty well, we feel like the integration is something we’re going to have to work on. It’s not going to come easy, but we feel really successful that we’ll be successful on the integration. So, those three primary drivers that we look at, we feel really solid about and confident in this acquisition.
The next section, starting with slide ten, really goes through the overview of Horizon. So, I’ll turn that over to our Chief Operating Officer, Scotty Naughton.
Scott Naughton — Cal Dive International — COO
Thank you, Quinn. This acquisition gives us a broad range of complimentary assets to go with our diving spreads, both in the Gulf of Mexico and internationally. We will acquire four pipelay/pipebury barges that will extend our capabilities for larger diameter pipelay and burial into deeper water depths. Also, there’s a dedicated pipebury barge — the Canyon Horizon. We’ll also acquire two Gulf of Mexico based derrick barges — the Horizon Atlantic and the Horizon Pacific, which will allow us to provide our clients with complete contracting packages for salvage and abandonment in addition to new structure installations.
The Sea Horizon is a combination derrick and pipelay vessel. She’s currently working in Malaysia. And this will allow us to expand our existing international diving operations and provide the whole package of project support to our client base. The Texas Horizon is a multi service DP ship that can fit many roles working anywhere around the world.
We have the new fleet pictured on slide 11. The pipelay barges are on the top row there — the American, the Brazos, the Pecos and the Lone Star. The Canyon bury barge is on the far right on the top. The bottom row shows the derrick barges — the Atlanta Horizon, which is working offshore of Boston this summer with a Cal Dive portable [SAT] system on board. The Pacific is working in the US Gulf. And the Sea Horizon is working out of southeast Asia in Malaysia. The bottom right is the multi service Texas Horizon. She’s currently working in Mexico and will be headed up to the Boston project later on this summer.
On slide 12, we get a snapshot of Horizon’s activity around the world in 2006 and 2007. The footprint for 2007 really reflects the ongoing operations outside of the Gulf of Mexico, in Boston, Mexico and southeast Asia and it really reflects diversification of the fleet that’s already in place.
Moving to slide 13, Horizon brings a solid base of clients with their operations. We’re obviously familiar with a lot of these clients. You can see the multiple logos here. But, Horizon is also bringing with their existing projects some solid relationships with national oil companies in both Mexico and Malaysia. This is a great fit for our international expansion plans.
So, on that note, I’ll pass it back to Quinn.
Quinn Hebert — Cal Dive International — President and CEO
Okay. If we turn to slide 15, we’ll just talk about some macro ideas. First of all, it’s based on projected energy demand. We expect there’s a pretty favorable outlook for offshore construction sector. If you just look at the publicly held drilling rig companies, they all have record backlogs. And provided they find commercial hydrocarbon reservoirs, we go to work.
If you look in the lower left hand part of this slide, you can see that offshore capital spending is expected to continue its increase. Most of the line share increase is international.
If you look at, just an example, the latest Lehman spending survey in December of ‘06, thy expected year-on-year increase in cap ex for upstream clients was 9%. They just did their midyear update and it’s now up to 13%. And so, we expect those positive trends to continue. And this Horizon acquisition allows us to accelerate our international expansion to extract value out of those upstream capital spending plans.
The Gulf of Mexico is going to remain a strategic source for oil and gas for our country. And so, it’s our home port. If you look at the world, there’s about 6,500 platforms in the world. Four thousand of them are in the Gulf of Mexico. So, it’s a good place to be as your home port and it’s a good platform to jump off with our international expansion plan.
Slide 16 really just recaps what our original growth strategy was when we started the IPO and went out as a separately traded company in December of ‘06. We identified three primary drivers of our growth strategy. Number one was to expand our leadership position in the Gulf through complimentary acquisitions. The Horizon acquisition does that for us. Number two was to duplicate our Gulf of Mexico success in international offshore regions. The Horizon acquisition does that for us with their international presence and their experience in working in other places like Latin and South America and West Africa. And we intended to invest in our fleet to maintain a strong fleet. And the Horizon acquisition does that. We add nine barges and vessels to our fleet to bring it up to a total of 35. So, we’re totally aligned with our announced growth strategy.
Slide 17 really just touches on a review of the public Company of peers in terms of performance capability. As you can see, where we expanded our capabilities in the derrick barge business and it gives you an overview of where we stand. We feel really good about our standing of peers.
Slide 18 really highlights the real big driver for this transaction. If you look at the production and life cycle, what we add to our service offerings, we really fill in the big gaps that we have.
On the new construction side, we add trunk line capability for large diameter pipeline and platform installation. That’s on the right side of the production life cycle graph. And then, when you move to — I’m sorry — on the left side. When you move to the right side on decommissioning, we add three derrick barges that really put us into the decommissioning and platform salvage business in a big way.
We mentioned earlier about these revenue business synergies. And what we mean by that, right now, because we only compete and provide the diving component of these salvage projects, we only get about 5 to 15% of revenue. Now, when we combine our existing diving capabilities with the derrick barges, then we get 100% of that capability going forward. And so, we really are pretty exciting about bundling our services and Horizon’s services together to provide the customer with an integrated solution.
Slide 19 really highlights a little bit what Scotty touched on. Our global footprint really expands almost overnight. If you look at the green, orange and red areas of the globe, we either have worked or are working in every place that oil and gas is found. And so, we really are able to provide our customers a comprehensive integrated solution, being a specific niche that we’re focused on.
Now, with that, I’ll turn over the last couple of slides to Kregg Lunsford to walk us through a little bit more details on the financials.
Kregg Lunsford — Cal Dive International — CFO
Thanks, Quinn. As you guys can see on slide 20, the financial performance of both Cal Dive and Horizon has improved very nicely over the past several years. And we look forward to continued improvement following the successful integration of our businesses.
Based on 2008 consensus estimates, as Quinn alluded to earlier, this transaction should be accretive to 2008 earnings per share and cash flow per share even before realizing any synergies. Having said that, we believe that $10 million in annual pretax synergies is an achievable target.
The lion’s share of these synergies can be accomplished through cost savings and economies of scale with a modest contribution from revenue synergies. As Quinn alluded to, also, however, we do believe there are significant revenue synergy opportunities, which should only provide us upside to this target.
As a side, I would also like to note that the combined net revenues and EBITDA presented here for 2007 and 2008 are simply the combination of both Cal Dive and Horizon consensus estimates for those periods and do not reflect the impact of any potential synergies.
Moving onto slide 21, following this transaction, we will have a moderate amount of leverage and plenty of liquidity under our revolving credit facility. As Quinn stated, our pro forma debt to EBITDA — this is pro forma as of March 31st on a trailing 12 month basis — will be 1.6 times and our interest coverage is 8.1 times. Both the term loan and revolver are pre-payable as we’ve intended to maximize our capital structure flexibility.
We should have a minimum of about $150 million of liquidity available under our revolver post-transaction. We believe this, combined with our strong operating cash flows, will allow further debt reduction and provide us plenty of dry powder to pursue our future growth plans.
Quinn, I’ll hand it back to you for conclusions.
Quinn Hebert — Cal Dive International — President and CEO
Sure. Just on slide 23, to really touch the main themes of this call and this acquisition - number one, it’s an excellent strategic fit for us with the complimentary assets. They have great people at Horizon at all levels of their organization. People are premium in our business and we feel like it’s a great fit between the two organizations.
We think there’ll be some significant operational synergies that are achievable and realistic. The acquisition literally increases our geographic footprint over night and accelerates our expansion to international areas with a bigger combined fleet of 35 barges and ships.

And then, with this diverse fleet, we’re able to respond quicker to our customers with these integrated solutions. The transaction is accretive to earnings and cash flow per share. And as we talked about a couple of times, the transaction preserves Cal Dive’s financial strength and flexibility going forward in the marketplace.
That’s the end of our prepared remarks. And I think now, operator, we’ll open up the phone line to a question and answer session.
QUESTION AND ANSWER
Operator
(Operator Instructions)
Your first question comes from the line of Roger Read with Natexis. Please proceed.
Roger Read — Natexis — Analyst
Yeah, good morning, gentlemen. Congratulations on the deal. I guess a couple of questions really quick — vessel upgrades. I mean, Horizon Offshore — certainly a Company that had some cash constraints over the last five or so years. Are there some obvious upgrade potentials that you expect to take advantage of post-deal?
Quinn Hebert — Cal Dive International — President and CEO
Roger, this is Quinn. Yeah. There’s a couple of their barges that we’re looking at expanding their capabilities. One is — and we really haven’t — we’re just — these are just ideas. But, one of the things that looks pretty obvious is maybe to convert one of the existing derrick only barges to a combination derrick pipelay barge. I think that’s something that Horizon has wanted to do and we’ll take a hard look at that.
But, other than that, I think we really, with the way this transaction came together, we haven’t really taken a hard look at what other parts of the fleet we might do an upgrade to.
Roger Read — Natexis — Analyst
Okay. And then, a follow up question — you mentioned where some of the Horizon vessels are - the Sea Horizon, for example, in southeast Asia. You did the Frazier diving acquisition last fall. Is there an opportunity here, and understanding that it’s difficult to run one particular vessel in a market as opposed to several vessels in terms of efficiency and profitability — what sort of opportunities do you see in terms of consolidating vessels or repositioning vessels into some of the markets, say southeast Asia against, quite obviously, Mexico, but potentially the Mediterranean and West Africa, where again, it seems like you’ve kind of the one or two vessel markets today?
Quinn Hebert — Cal Dive International — President and CEO
Well, we’ve definitely been wanting to make entry into Mexico. So, that’s — we see some very good opportunities there. We will definitely be moving ahead during our due diligence on the strategic planning of combining some of our international assets. We have the portable systems that we have working out at Singapore.
But, the Sea Horizon is currently under contract. So, we have to work through some backlog before we can really take advantage of any opportunities there.
Roger Read — Natexis — Analyst
Okay. Thank you.
Operator
The next question comes from the line of Doug Becker with Banc of America. Please proceed.
Doug Becker — Banc of America — Analyst
Thanks. Quinn, Horizon’s been one of your largest customers over the years. Presumably, this frees up some capacity for you potentially as we go forward. Are we going to see some of these assets that are currently in the Gulf of Mexico redeployed internationally?
Quinn Hebert — Cal Dive International — President and CEO
You probably will, Doug. We’ll take a hard look at where we need to position the fleet in terms of the market opportunities. But, the idea really is to take the bigger fleet and accelerate our international expansion.
Doug Becker — Banc of America — Analyst
And just, I guess you’ve hinted at this, but just to be explicit, some of the smaller acquisitions you’ve been looking at for the international dive market, those are still on the table and this won’t prohibit you from doing that?
Quinn Hebert — Cal Dive International — President and CEO
Correct. These are — the smaller ones are still on the table and this will have no impact. Really, it’ll be part of bolstering our idea of bundling the diving capabilities with pipelay and derrick barge capabilities.
Doug Becker — Banc of America — Analyst
Okay. And Kregg, just to confirm, were there any other major assumptions in your estimates to make it EPS and cash flow accretive, anything outside of using just the consensus numbers and I guess the 10 million in synergies?
Kregg Lunsford — Cal Dive International — CFO
Nothing outside of that.
Doug Becker — Banc of America — Analyst
Okay. And finally, has Helix given any indication what it’s intending to do with its remaining shares of Cal Dive?

Kregg Lunsford — Cal Dive International — CFO
They have maintained consistently what their position is both prior to this transaction and after. They are enjoying participating in the Cal Dive story and its growth as a majority stakeholder. They will continually evaluate their position and their growth and capital needs long term and the valuation of Cal Dive’s holdings. They don’t need cash currently. But, they will continually evaluate that. And if they do decide to do anything in the future, they would obviously do that in a very orderly fashion.
Doug Becker — Banc of America — Analyst
Okay. Congratulations. Thanks.
Kregg Lunsford — Cal Dive International — CFO
Thanks.
Operator
(Operator Instructions)
Your next question comes from the line of Jim Rollyson with Raymond James. Please proceed.
Jim Rollyson — Raymond James — Analyst
Good morning, guys. I guess, first off, congratulations to everyone all the way around. Just two quick ones here — cost saving synergies. You kind of mentioned 10 million is your attainable target. But, you also suggested that revenue synergy-wise, there’s probably more upside to that. What do you think the upside case is? I mean, 10 seems like it’s very reasonable to me, but just curious what you think, how good could that be?
Kregg Lunsford — Cal Dive International — CFO
Jim, we’re a little hesitant to throw a number out there yet. We have worked — obviously, we are restricted in the level and detail of information we can share on commercial terms, contracting terms, pricing, etc. We believe there’s a pretty significant upside. But, as we have the opportunity to work a little bit closer on some of these other items, we’ll probably give a little bit more guidance. We think it’s very significant, but we’re not prepared to throw and additional number out there right now.
Jim Rollyson — Raymond James — Analyst
Understood. And then, just to follow up here, you have — Horizon has a go shop provision until July 27th. Just curious your thoughts on whether or not there’s, you think there’s any high odds at all that there’s other potential bidders or you feel pretty comfortable that you’ve got this wrapped up?
Quinn Hebert — Cal Dive International — President and CEO
Well, first of all, we feel, like I said earlier, that we gave — we negotiated. It was a hard negotiation — a full and fair price on the economics of the transaction for the Horizon shareholders. And it’s too early to speculate really on what happens in the future right now. I mean, we feel very confident that we’ll get this deal closed.

Jim Rollyson — Raymond James — Analyst
Okay. Great. Congrats.
Quinn Hebert — Cal Dive International — President and CEO
Thanks.
Kregg Lunsford — Cal Dive International — CFO
Thank you.
Operator
Please stand by.
Your next question comes from the line of Dan Wimsatt with AD Capital. Please proceed.
Dan Wimsatt — AD Capital — Analyst
Good morning and congratulations. Three quick questions — one, just a clarification. I think you said, you stated in your slides that 10 million in synergies is not in the assumption in terms of accretion to 20078 earnings. Is that correct?
Kregg Lunsford — Cal Dive International — CFO
That is correct.
Dan Wimsatt — AD Capital — Analyst
Okay, great. Two other questions, please — now that you’ve got more of a turnkey solution for customers, does that change at all the availabilities on the decommissioning side of the business? It’s always something we’ve been talking about. Never seems to be something that has really gained a lot of traction. Does that change things with the combined entity?
Quinn Hebert — Cal Dive International — President and CEO
Well, this is Quinn Hebert. I think what we see is that the decommissioning market is starting to take legs, especially after the last two hurricanes. And with us and Horizon combined, we’ll be able to provide the customer an integrated solution under one banner. I hope I answered that question right.
Dan Wimsatt — AD Capital — Analyst
Sure. Last question — receivables out Pemex have been kind of a sticky point for Horizon for some period of time. What can you do to address that? Can you talk about opportunities there to reduce that and improve?

Kregg Lunsford — Cal Dive International — CFO
Well, I believe — we’ve obviously discussed this at length with the management team as we’ve worked through the negotiations here and got comfortable. I think Horizon has learned a lot in their experiences working there and learning some of the keys to just the art of getting invoices approved and billed and paid timely.
A lot of the contracts are complicated and the billing milestones are challenging occasionally. One of the advantages that this deal brings is it gives the Horizon’s legacy assets control also on a combined basis over the diving assets, which often drive the meeting of these milestone objectives.
So, we are optimistic that the combination of our contracting philosophy and the benefits of the combined asset group and control should only improve our ability to be successful there.
Dan Wimsatt — AD Capital — Analyst
Great. Congratulations again.
Quinn Hebert — Cal Dive International — President and CEO
Thank you.
Operator
The next question comes from the line of [Curt Plummer] with Highland Capital. Please proceed.
Curt Plummer — Highland Capital — Analyst
My questions have been asked and answered. Thanks.
Quinn Hebert — Cal Dive International — President and CEO
Thank you.
Operator
Your next question comes from the line of [Terrance Chung] with Breakwater Capital. Please proceed.
Terrance Chung — Breakwater Capital — Analyst
Good morning, guys. I was wondering if you could give me your thoughts on a couple of strategic items. First, why bring this — why did this acquisition happen now, as you say you’ve had a longstanding relationship back and forth and what sort of brought this all together now? And secondly, can you give me some more comments on your thoughts behind the pricing of this transaction, how you arrived at this price?
Quinn Hebert — Cal Dive International — President and CEO
Sure. First, I think that we’ve been working with Horizon since the late ‘90s, 2000. And so, we’ve gotten to know each other. When Helix decided to divest and create Cal Dive as a separate company, we really had the acquisition currency and dry powder to go out and really focus on the finite market niche, which we believe is shallow water marine construction.

And so, I think that is really sort of the driver of the timing because we have a management team and a board focused on this market niche and we’re growing the business.
Number two, on price, I know premiums is part of the business. But, when we looked at the business, we looked at what is this business worth and what can we do with these assets under the combined entity? And that’s how we started the valuation discussions internally.
And when we talked to the Horizon guys, we — it’s just like any other sort of negotiation. We just started talking. But, that’s kind of how we looked at the valuation in terms of what are these assets worth to us under our banner.
Kregg Lunsford — Cal Dive International — CFO
Yeah. And just to add to that, I think the multiple we’re paying for this transaction is very in line with other transactions in the whole field service space. Obviously, there’s — hard to find direct comps in our space. But, this is definitely in range. I think this offers at seven times 2007 consensus EBITDA, six times 2008, I believe, so.
Quinn Hebert — Cal Dive International — President and CEO
I hope that answers your question, sir.
Operator
(Operator Instructions)
Your next question comes from the line of [Fred Fraun] with Franklin Resources. Please proceed.
Fred Fraun — Franklin Resources — Analyst
Good morning. I just wonder if you could comment on Horizon’s exposure in Venezuela. It looks, looking at the map, it looks like there’s some — Cal Dive has exposure in Trinidad and Tobago and then, Horizon in Venezuela.
Quinn Hebert — Cal Dive International — President and CEO
Sure. On Venezuela, our understanding is that they’ve been to Venezuela twice on a project specific basis. But, presently, we have no operations in Venezuela.
Fred Fraun — Franklin Resources — Analyst
Okay. Great. Thanks.
Quinn Hebert — Cal Dive International — President and CEO
Sure.
Operator
There are no additional questions at this time. I would now like to turn the presentation back over to Mr. Quinn Hebert.

Quinn Hebert — Cal Dive International — President and CEO
Thank you. Appreciate everyone’s interest in Cal Dive and our acquisition of Horizon Offshore. Just to reiterate, we’re very enthusiastic about the transaction. There’s a lot of good people at Horizon and we want them all to join the Cal Dive family when this transaction closes. We’re confident about the closing and we’re very excited about the prospects of Cal Dive going forward. Thank you very much.
Operator
Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Good day.
(END)